ACT ICA
SECTION 17(a)
RULE 2a-7
PUBLIC AVAILABILITY Nov. 18, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

NO-ACT

November 18, 2008

[redacted]



Benjamin J. Haskin
Willkie Farr & Gallagher LLP
1875 K Street, N.W.
Washington, DC 20006-1238

Re: Reserve New York Municipal Money-Market Trust—New York Municipal Money-Market Fund (File No. 811-03814)

Dear Mr. Haskin:

Based on the facts and representations contained in your November 3, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Reserve New York Municipal Money-Market Trust—New York Municipal Money-Market Fund (the "Fund") and the affiliate of the shareholder of the Fund that holds more than 5% of the Fund's outstanding shares referenced in your letter (the "Purchaser") under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Purchaser purchases from the Fund any of the securities in the Fund's portfolio as of the date of your letter that are Eligible Securities, as defined in rule 2a-7 under the Act, at the greater of market value or amortized cost (including any accrued and unpaid interest) of each purchased security.[1] The relief provided herein is limited to transactions executed during the 60 day period from the date of your letter.

The Fund is a series of Reserve New York Municipal Money-Market Trust, an open-end management investment company registered under the Investment Company Act of 1940. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation for valuing its portfolio securities. The Purchaser is an affiliated person, as defined in Section 2(a)(3) of the Investment Company Act of 1940, of an affiliated person of the Fund.



[1] This letter confirms oral no-action relief provided by the undersigned to Benjamin Haskin on November 3, 2008.

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[2]

Very truly yours,

Sarah G. ten Siethoff
Attorney Adviser

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[2] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n.20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

WILLKIE FARR & GALLAGHER LLP

1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

November 3, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

I am writing on behalf of Reserve New York Municipal Money-Market Trust (the "Trust") with respect to its series New York Municipal Money-Market Fund (the "Fund") and an affiliate of a shareholder of the Fund that holds more than 5% of the Fund's outstanding shares (the "Purchaser").[1] We seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder (the "1940 Act"), if the Fund and the Purchaser enter into transactions as described below.

The Trust is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities. This request for relief relates to each of the Fund's portfolio securities that constitutes an "Eligible Security" as that term is defined in Rule 2a-7 under the 1940 Act held by the Fund (each a "Security" and collectively the "Securities"). The market-based value of each such Security is currently valued at or below amortized cost value.

Due to current market conditions, the Fund has been met with extraordinary shareholder redemptions. The Board of Trustees of the Trust voted to liquidate the Trust on October 8, 2008. The SEC provided an order on October 24, 2008 permitting the Fund to suspend redemptions and postpone redemption requests. In order to effect liquidation under current market conditions, the Fund may need to sell portfolio securities, such as the Securities, at disadvantageous market prices not reflecting their full

1 We have been informed that the sole basis of affiliation of the shareholder with the Fund is its status as a 5% shareholder of one or more Reserve funds.

value were they held to maturity. Accordingly, the investment adviser to the Fund believes, and based on information provided by the investment adviser, the Trust's Board of Trustees has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities in the market in such a manner. However, subject to obtaining the no-action assurance requested in this letter, the Purchaser is prepared to purchase certain of the Securities from the Fund for cash at each Security's amortized cost (including accrued and unpaid interest) to the extent necessary to allow the Fund to pay liquidation proceeds. The Trust's Board of Trustees has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

The Purchaser will be an "affiliated person" of an "affiliated person" of the Fund. As a result, the purchase of the Securities by a Purchaser under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company. The proposed purchase of the Securities from the Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that the Securities continue to constitute Eligible Securities. If the market-based price of a Security is higher than the amortized cost value, the Purchaser will consummate the purchase transaction at the market-based price.

The Trust believes that it would be in the best interest of the Fund's shareholders if a Purchaser is allowed to purchase the Securities from the Fund as described above. On behalf of the Trust and the potential Purchaser, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action against the Trust or such Purchaser under Section 17(a) of the 1940 Act, or the rules thereunder, if such Purchaser purchases the Securities from the Fund at their amortized cost (including accrued and unpaid interest) within the sixty day period following the date hereof.

If you have any questions or other communications concerning this matter, please call the undersigned at 202-303-1124 or Rose DiMartino at 212-728-8215.

Sincerely,

Benjamin J. Haskin



END